Exhibit 99.4

VOTING INSRUctION FORM MAG SILVER CORP. 12 MEETING TYPE: ANNUAL AND SPECIAL MEETING MEETING DATE: TUESDAY, JUNE 18,2013 AT 9:00 A.M. PDT RECORD DATE: FOR HOLDERS AS OF MAY 14,2013
PROXY DEPOSIT DATE: JUNE 14,2013 CUID: ACCOUNT NO: CUSIP: 55903Q104 CONTROL NO.: APPOINTEE(S): J.A. RUBENSTEIN, D.T. MACINNIS, L. TADDEI, J.L. HARRIS. IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATIEND. VOTE AND ACT ON YOUR BEHALF AT THE MEETING. OR ANYADJOURNMENT OR POSTPONEMENTTHEREOF OTHER THAN THE PERSON(S) SPECIFIEDABOVE. PRINT YOUR NAME ORTHE NAME OF THE OTHER PERSON ATTENDlNG THE MEETING INTHE SPACE PROVIDED HEREIN. UNLESS YOU lNSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITIEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO AITEND, VOTE AND OIHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERSARE NOTSETOUTIN THE FORM ORTHECIRCULAR. PLEASE PRINTAPPOINTEE NAMEABOVE ELECTION OF DIRECTORS: VOTING RECOMMENDATION: For all the nominees proposed as directors (fill in only one box per nominee in black or blue ink) 01-DANIELT. MACINNIS 07 FRANKR. HALLAM 02-JONATHANA. RUBENSTEIN 08. RICHARD P. CLARK 03. ERIC H. CARLSON 09. PETER d. BARNES  04 RICHARD M. COLTERJOHN 05 DEREK C. WHITE 06 PETER K. MEGAW for withhold ITEM(S): (Fill in ONLY ONE Box PER ITEM IN BLACK OR BLUE INK) 2 *. TO APPOInt deloitte LLP as auditors of the company for the ensuing year and to authorize the directors to fix their renumeration. for withhold 3 '-TO APPROVE THE CONTINUATION OF THE SHAREHOLDER RIGHTS PLAN for against 2 for 0010200 3 for 0012001 *NOTE. THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANYADJOURNMENT THEREOF.

*NOTE. THIS VOTING INSTRUCllON FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.